SEC Comments and Related Responses

September 18, 2014

Ms. Laura Hatch
Division of Investment Management
U.S. Securities and Exchange Commission
Office of Disclosure
100 F Street, N.E.
Washington, D.C. 20549-4644

Re:	T. Rowe Price U.S. Large-Cap Core Fund
T. Rowe Price Floating Rate Fund
T. Rowe Price High Yield Fund
T. Rowe Price Institutional High Yield Fund
T. Rowe Price U.S. Treasury Money Fund
T. Rowe Price website

Dear Ms. Hatch:

This letter responds to the SEC review comments discussed with Cathy Mathews, James Lorden, and Katie Taylor on August 5, 2014, related to the annual reports and prospectuses of the above-referenced funds and the T. Rowe Price website.

Expense Limit Agreements
T. Rowe Price U.S. Large-Cap Core Fund

Staff Comment:

In the fund’s December 31, 2013, annual report, Note 5 to the financial statements (Related Party Transactions) indicates that both the Investor Class and Advisor Class are subject to a contractual expense limitation. Further, the note states that management fees were repaid to and expenses were reimbursed by the manager during the year, but it does not distinguish these amounts by class. The fee table in the fund’s Investor Class prospectus dated May 2014 reflects reimbursements to the manager. Is the Investor Class reimbursing the manager only for fees/expenses waived for the Investor Class?

Management Response:

Under the fund’s Board-approved 12b-1 plan, each category of expense is designated as either fund level or class level in accordance with Rule 18f-3. Class-level expenses are those that are unique or specifically identifiable to a class and that are charged directly to the class to which they relate. To the extent class-level expenses are reimbursed by the manager, any later repayment (to the manager) will be made only by that class.

In contrast, fund-level expenses are allocated to each class based on relative net assets each day. Fund-level expenses generally will be reimbursed by the manager only to the extent that they exceed the lowest expense limitation of any class. When fund-level expenses are reimbursed by or repaid to the manager, such reduction or increase is also allocated to each class based on relative net assets on the day of the reimbursement or repayment. Because relative net assets of the classes are unlikely to be the same on the date of reimbursement as on the date of later repayment, it is possible that a different dollar amount of fund-level expenses will be repaid by a class than was originally reimbursed for that class; however, each class will be charged the same rate of fund-level expenses on each day. This methodology was adopted to comply with the requirements of Rule 18f-3. Class-level and fund-level expenses reimbursed by the manager and subject to repayment are tracked separately.

In this specific instance, during the year ended December 31, 2013, the U.S. Large-Cap Core Fund was able to repay previously waived management fees (i.e., a fund-level expense allocated as described above to both classes ratably); however, each class also required reimbursement of class-level expenses by the manager to stay beneath its respective expense limitation. Because the repayment of fund-level expenses (to the manager) exceeded the reimbursement of class-level expenses (by the manager), the Investor Class fee table, in its May 1, 2014, prospectus, reflects a net repayment of expenses.

Unfunded Loan Commitments
T. Rowe Price Floating Rate Fund
T. Rowe Price High Yield Fund
T. Rowe Price Institutional High Yield Fund
(and other funds with unfunded loan commitments)

Staff Comment:

In each fund’s May 31, 2013, annual report, Note 4 to the financial statements (Other Investment Transactions) includes a paragraph on investments in bank loans and a sentence that discloses unfunded loan commitments. Regulation S-X, Rule 6-04, paragraph 15, indicates that the Statement of Assets and Liabilities should include a line, under Liabilities, with a zero dollar amount that refers to the related footnote disclosure.

Management Response:

At May 31, 2013, the unfunded loan commitments for each of the above funds were considered immaterial (in each case, less than 2% of net assets). Further, unfunded loan commitments typically are immaterial to the T. Rowe Price funds that invest in bank loans. As noted in the Staff Comment above, each fund’s note disclosure describes investments in bank loans and provides the amount of its unfunded loan commitments on the reporting date. Importantly, the unfunded loan commitments are fully covered by liquid assets and, if ultimately funded, will result in a gross up of the Statement of Assets and Liabilities; they do not reflect contingent losses and would never affect a fund’s net assets. We are aware of no requirement to highlight immaterial items on the face of the financial statements and refer to Regulation S-X, Rule 4-02, regarding Items Not Material.

In the event that unfunded loan commitments are material to a fund at a reporting date, we will add a notation on the Statement of Assets and Liabilities referring to the bank loan note.

U.S. Treasury Investments
T. Rowe Price U.S. Treasury Money Fund

Staff Comment:

In its May 31, 2013, annual report, the U.S. Treasury Money Fund’s portfolio of investments reflects, in addition to U.S. Treasury obligations, 51.4% of net assets in Treasury Repurchase Agreements. Although it is permissible to look through repurchase agreements to the underlying collateral, the related collateral is listed as U.S. government securities (so it is unclear whether, or what portion of, the collateral are U.S. Treasury securities). (1) Did the fund meet its prospectus requirement to invest at least 80% of its assets in U.S. Treasury securities? (2) The staff understands that U.S. Treasuries provide a state and local tax advantage. Does this same tax advantage extend to repurchase agreements collateralized with U.S. Treasury securities? If not, should that fact be disclosed?

Management Response:

In regard to (1), the T. Rowe Price U.S. Treasury Money Fund did meet its prospectus requirement to invest at least 80% of its assets in U.S. Treasury securities at the report date. Although collateral related to the fund’s repurchase agreements was broadly labeled as U.S. Government Securities, the repos were listed in the portfolio of investments under the major category of Treasury Repurchase Agreements. Additionally, in the fund’s Form N-MFP filing for May 31, 2013, Item 31 listed all repurchase agreements as Treasury repurchase agreements, and Item 32.d categorized the collateral for all Treasury repurchase agreements as Treasury debt.

On an ongoing basis, the T. Rowe Price compliance system performs pre-trade testing to ensure that the fund remains in compliance with its prospectus requirement to invest at least 80% of its assets in U.S. Treasury securities. This testing looks through repurchase agreements to the related collateral.

In regard to (2), the tax advantages provided by direct investments in U.S. Treasuries do not extend to repurchase agreements collateralized by U.S. Treasury securities. The interest earned on U.S. government obligations generally is not taxable for state or local income tax purposes; however, interest on repurchase agreements generally is taxable for state and local purposes. To the extent that this information is useful to an investment decision, we believe it is appropriately disclosed in the fund’s prospectus. We will update the fund’s prospectus to include the following statement: “Income earned from direct investments in U.S. Treasury securities is generally exempt from state and local, but not federal, taxes. However, income earned on repurchase agreements involving U.S. Treasury securities is generally subject to federal, state, and local taxes.”

Rule 498(e) of the Securities Act
T. Rowe Price website

Staff Comment:
Rule 498(e) requires that a fund that posts a summary prospectus on its website provide direct access from the summary prospectus to both the fund’s full statutory prospectus and its Statement of Additional Information. An investor must be able to move easily and directly between the documents, such as when using Internet links. The staff was unable to toggle or link between the documents on the T. Rowe Price website.

Management Response:
We understand Rule 498 requires that a fund’s current summary prospectus, statutory prospectus, Statement of Additional Information (SAI), and most recent annual and semiannual reports to shareholders be accessible, free of charge, at the website address specified on the cover page or at the beginning of the summary prospectus. In addition, we understand that Rule 498 requires that persons accessing the summary prospectus online must be able to move directly back and forth between the summary prospectus and the statutory prospectus and back and forth between the summary prospectus and the SAI, and that persons accessing the statutory prospectus or SAI online be able to move directly back and forth between each section heading in a table of contents of the document and the section of the document referenced in that section heading.

Compliance with the online availability and the online linking requirements specified by Rule 498(e) is satisfied by the documents that are presented at www.troweprice.com/prospectus. On the cover of every T. Rowe Price fund that uses a summary prospectus, this particular website address is set forth in the legend prescribed by Rule 498(b) (1)(v), and it serves as the website address specific enough to lead investors directly to the materials that are required to be accessible under Rule 498(e)(1). There are various other T. Rowe Price websites, some of which provide access to certain summary prospectuses, but those website addresses are not identified on the cover of any summary prospectus. The summary prospectuses make it clear that www.troweprice.com/prospectus is the website that meets the technical requirements of Rule 498 and permits the funds to satisfy their prospectus delivery obligations by using a summary prospectus.

Pursuant to the Commission’s request, the funds acknowledge that:

  The funds are responsible for the adequacy and accuracy of the disclosure in their filings with the Commission,

  Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing, and

  The funds may not assert staff comments as a defense in any proceeding initiated by the Commission or by any person under the federal securities laws of the United States.

If you have any additional questions or would like to discuss any response, please contact me (410-345-8472, gregory_hinkle@troweprice.com), Cathy Mathews (410-345-5738, cathy_mathews@troweprice.com), or Brian Poole (410-345-6646, brian_poole@troweprice.com).

Respectfully,

Gregory K. Hinkle
Treasurer

cc: Betsy Johnson – Partner, PricewaterhouseCoopers LLP